UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 11-K
[X]  ANNUAL REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended	December 31, 2012
or
[ ]  TRANSITION REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _____________________
Commission File Number 0-14851
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
IRET Properties 401(k)
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Investors Real Estate Trust
1400 31st Avenue SW, Suite 60
Post Office Box 1988
Minot, ND 58702-1988

 IRET PROPERTIES 401(k)

Contents

Page

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits—December 31, 2012 and 2011	4
Statement of Changes in Net Assets Available for Benefits—Year Ended December 31, 2012	5
Notes to Financial Statements	6
Supplemental Schedules:
Schedule H, Line 4a—Schedule of Delinquent Participant Contributions—Year Ended December 31, 2012	14
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2012	15
Signature	16
Exhibit:
Consent of Independent Registered Public Accounting Firm	17

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Trustee
IRET Properties 401(k)
 Minot, North Dakota
We have audited the accompanying statements of net assets available for benefits of IRET Properties 401(k) (the "Plan") as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions and schedule of assets (held at end of year) as of and for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota
June 28, 2013

IRET PROPERTIES 401(k)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Assets:
Participant Directed Investments, at fair value	$7,505,535	$5,333,314

Money Market Fund, at fair value	286,384	196,753
	7,791,919	5,530,067

Contributions Receivable:
Employer	513,423	477,337
Participant	26,241	14,660

Net assets available for benefits	$8,331,583	$6,022,064

The accompanying notes are an integral part of these financial statements.

IRET PROPERTIES 401(k)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012
Additions:

Investment income:
Dividends	$252,966
Net realized and unrealized appreciation in fair value of investments:
Mutual funds	84,354
Common stock	833,442
1,170,762
Contributions:
Employers	911,295
Participants	666,066
Participant rollovers	213,695
1,791,056
Total additions	2,961,818

Deductions:
Benefits paid to participants	652,299

Net increase in net assets available for benefits	2,309,519

Net assets available for benefits at beginning of year	6,022,064

Net assets available for benefits at end of year	$8,331,583

The accompanying notes are an integral part of these financial statements.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
1.	Description of the Plan
The following description of the IRET Properties 401(k) (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and plan document for a more complete description of the Plan's provisions.
General
The Plan was initially adopted on January 1, 1995 by IRET Properties, a North Dakota Limited Partnership, which is a subsidiary of Investors Real Estate Trust, a North Dakota real estate investment trust (collectively, the "Company"), and provides certain benefits to the employees of the Company.  Effective February 1, 2010, the Plan was amended and restated to, among other things, revise the eligibility requirements for participation in the Plan. On November 1, 2012, the Plan changed its recordkeeper, trustee and custodian from First Western Bank & Trust to Dubuque Bank & Trust Co, under the Heartland Retirement Plan Services platform. The Plan adopted the Heartland Financial USA Defined Contribution Plan, a prototype nonstandardized profit sharing/401(k) plan. Additionally, new investment options became available to participants in conjunction with the change to the Heartland Retirement Plan Services platform.

The Company is the Employer. The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility
Effective February 1, 2010 through October 31, 2012, employees were eligible to participate in the Plan if they were at least 21 years of age and had completed six consecutive months with at least 160 hours of service each month with the Employer.

Effective November 1, 2012, employees may participate in the Plan if they are at least 21 years of age and have completed six months of service with the Employer.  Part-time, temporary or seasonal employees whose regularly scheduled service is less than 1,000 hours of service per Plan Year are not eligible.  Union employees and certain nonresident aliens are not eligible.

Deferred Savings Contributions
The Plan allows participants to make salary deferral contributions (pre-tax deferrals and/or Roth deferrals) to the Plan in an amount not in excess of the annual maximum allowed by the Internal Revenue Code, from 1 percent to 100 percent (in 1 percent increments) of compensation.   The deferrals contributed to the Plan by highly-compensated employees will be compared with the deferrals of employees who are not highly compensated, and may be subject to certain limits.  The Plan also allows participants who are eligible to make deferral contributions and will have attained age 50 before the close of the Plan year to make catch-up elective deferrals.
Employer Matching Contributions
The Employer has elected to make a safe harbor matching contribution of 100% on participant deferrals, up to 4% of a participant's eligible compensation.  This matching contribution is made in cash to the participant's Plan account and is invested as directed by the participant.  This contribution is fully vested at all times and cannot be forfeited, even if the participant terminates employment.
Profit Sharing Contributions
Profit sharing contributions are made based on the discretion of management of the Company. To qualify for a profit sharing contribution, a participant must satisfy certain eligibility requirements.  Effective January 1, 2013, a participant must be employed on the last day of the Plan Year and have completed at least 1,000 hours of service during the Plan Year in order to receive a profit sharing contribution.  Prior to January 1, 2013, a participant who terminated employment before the end of the Plan Year would still qualify to receive a profit sharing contribution for that year provided the participant worked more than 500 hours of service during the Plan Year.  Profit sharing contributions are allocated among all eligible Plan participants using a pro rata formula based on eligible Plan participant compensation compared to all eligible participants' compensation.  Participants may choose to invest profit sharing contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing contributions were $484,512 for the year ended December 31, 2012.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
Rollovers
At the discretion of the Plan Administrator, the Plan permits eligible employees to rollover funds from a previous employer's tax-qualified plan or tax-qualified individual retirement account.
Participant Accounts
The Employer remits all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement included in the basic Plan document, as amended. Individual accounts are maintained for each participant of the Plan. Each participant's account is credited with deferred savings contributions, employer matching contributions, profit sharing contributions, rollover contributions and allocated investment earnings and losses.
Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the currently available investment options.
As of November 1, 2012, Investors Real Estate Trust common and preferred shares of beneficial interest are no longer available as an investment option under the Plan, except through participants' self-directed brokerage accounts under the Plan, in which case the shares are purchased on the open market at the direction of the participant. Prior to November 1, 2012, contributions to purchase common shares of beneficial interest of the Company were used by the Trustee to purchase Investors Real Estate Trust common shares directly on the open market, or to purchase shares of authorized but unissued common shares of beneficial interest directly from the Company if the Company chose to issue new shares. Contributions to purchase preferred shares of beneficial interest of the Company were used by the Trustee to purchase Investors Real Estate Trust 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, no par value, in the open market.  Open market purchases were made at such prices as the Trustee may determine in its sole and absolute discretion.
Vesting
Participants are immediately vested in their accounts with respect to participant contributions, employer safe harbor matching contributions, eligible rollovers/transfers, and earnings thereon.  Generally, all of a participant's years of service with the Employer count toward determining the vested percentage; however, participants must work at least 1,000 hours during each Plan Year to earn a year of vesting service.  Effective February 1, 2010, participants vest in Company profit-sharing contributions and earnings thereon based upon the following schedule:
Years of Vesting Service	Vested Percentage
Less than One	0%
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Prior to February 1, 2010, participants were 100% vested in Company profit-sharing contributions and earnings thereon.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
Distributions and Withdrawals
On termination of service due to separation of employment, death, disability or retirement, a participant or the participant's beneficiary/beneficiaries is entitled to receive their vested account balance in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan allows lump sum, partial payment and installment payment options for payout, if the vested account balance is more than $5,000; however, if the vested account balance is less than $5,000 and the Employer is not instructed what to do with the Plan balance, the participant must take the payout in the form of a lump sum.  Penalties and restrictions may apply to payouts taken from the Plan before a participant has reached the age of 59 1/2.
A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant's Transfer/Rollover Account may be elected at any time.
Notes Receivable from Participants
The Plan does not permit participants to take loans from their account under the Plan.
Forfeited Accounts
Forfeited non-vested accounts may be applied, at the Employer's discretion, to the payment of the Plan's administrative expenses and may also be used to reduce future employer contributions to the Plan. There were forfeited non-vested accounts totaling $54,513 and $3,677 for the Plan as of December 31, 2012 and 2011, respectively.  For the year ended December 31, 2012, employer contributions were reduced by $4,900 from forfeited non-vested accounts.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA.  In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.
2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan's investment advisor, with oversight from the Plan's Retirement Plan Committee, determines the Plan's valuation policies utilizing information provided by the custodians and insurance company.  See Note 5 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
Investment Contracts with Insurance Companies
Life insurance and annuity contracts have been purchased as directed by specific Plan participants. These allocated contracts are excluded from the Plan's statement of net assets available for benefits under the Employee Retirement Income Security Act of 1974 (ERISA) guidelines as the purchase of the contract transfers the obligation to pay the benefits and the related risks to the insurance companies.
Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.
Benefit Payments
Distributions to Plan participants are recorded when paid.
Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid by the Company.  Fees paid by the  Company to the Trustee for administrative expenses amounted to $25,924 for the year ended December 31, 2012.  Amounts due at December 31, 2012 for fourth quarter fees are $9,234 and will be paid by the Company.  Fees or commissions associated with each of the investment options (other than Investors Real Estate Trust common shares of beneficial interest prior to November 1, 2012) are paid by participants as a deduction from the amount invested or an offset to investment earnings.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
New Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.  ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRSs).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual period beginning after December 15, 2011.  The adoption of ASU 2011-04 did not impact the Plan's financial statements.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
3.	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:
	2012	2011
Investors Real Estate Trust Common Stock (1)	$2,740,493	$1,907,051
Columbia Dividend Opportunity Fund Z	487,960	*
JP Morgan Large Cap Growth Fund R6	623,964	*
Vanguard 500 Index Fund Signal Class	1,261,249	*
Federated Max Cap Index Fund #39	*	362,009
Dodge & Cox Balanced Fund	*	359,871
ING Corporate Leaders Trust Series B	*	331,590
(1) As of November 1, 2012, Investors Real Estate Trust Common Stock is no longer an investment option under the Plan, except through participants' self-directed brokerage accounts under the Plan.
* Less than 5% of the Plan's net assets available for benefits

4.	Money Market Fund
Money Market Fund represents funds temporarily invested in Invesco Short Term Investments pending allocation to participant accounts and to provide liquidity for fund reallocations and distributions.  Participants may also choose to allocate a portion of their contributions to the Money Market Fund.  Prior to November 1, 2012, Money Market Fund investments were funds temporarily invested in the First Western Bank Collective Asset Fund.
5.	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds/money market fund: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on active markets.
Certificates of deposit: Valued at cost plus accrued interest, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan's assets measured at fair value are as follows:
2012	Level 1	Level 2	Level 3	Total
Assets:
Common Stock	$2,740,493	$-	$-	$2,740,493
Mutual Funds:
Equity funds	3,384,845	-	-	3,384,845
International equity funds	14,347	-	-	14,347
Fixed income funds	758,569	-	-	758,569
Balanced funds	598,152	-	-	598,152
Commodity funds	9,129	-	-	9,129
Money market fund	286,384	-	-	286,384
Total assets measured at fair value	$7,791,919	$-	$-	$7,791,919

2011	Level 1	Level 2	Level 3	Total
Assets:
Common Stock	$1,907,051	$-	$-	$1,907,051
Mutual Funds:
Equity funds	2,946,356	-	-	2,946,356
Fixed income funds	443,470	-	-	443,470
Certificates of Deposit	-	36,437	-	36,437
Money market fund	196,753	-	-	196,753
Total assets measured at fair value	$5,493,630	$36,437	$-	$5,530,067

6.	Federal Income Taxes
Effective November 1, 2012, the Company restated the Plan in the form of the Heartland Financial USA Defined Contribution Plan and Trust (the Heartland Prototype). The Heartland Prototype received a favorable opinion letter from the Internal Revenue Service on September 30, 2008 regarding its compliance, in form, with the qualification requirements of Section 401 of the Internal Revenue Code for exemption from federal income taxes in accordance with applicable sections of the Code.  The Company is permitted to rely on the opinion letter issued by the Internal Revenue Service to Dubuque Bank & Trust Co (a subsidiary of Heartland Financial USA, Inc.), and the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company intends to take all necessary steps to maintain the Plan's qualified tax status.

IRET PROPERTIES 401(k)

NOTES TO FINANCIAL STATEMENTS
Prior to November 1, 2012, the Plan was a standardized prototype plan.  The Company was permitted to rely on the opinion letter issued by the Internal Revenue Service to First Western Bank & Trust, the sponsor of the prototype plan upon which the Plan was based, as to the Plan's compliance, in form, with the qualification requirements of Section 401 of the Internal Revenue Code.  The Internal Revenue Service determined and informed the Trustee, by a letter dated March 31, 2008, that the Plan and related trust are acceptable under section 401 of the Internal Revenue Code for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on January 31, 2006. Although the Plan was amended since submitting the determination letter application, the Company believes that the Plan was designed and operated in compliance with the applicable requirements of the Code.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS).  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.
7.	Related-Party Transactions
Prior to November 1, 2012, certain Plan investments were shares of a money market fund and certificates of deposit managed by First Western Bank & Trust.  First Western Bank & Trust was, through October 31, 2012,  the custodian and trustee as defined by the Plan, and therefore these arrangements qualified as exempt party-in-interest transactions.
8.	Prohibited Transactions
The Plan Sponsor failed to remit to the Plan's trustee 2011 employee contributions totaling approximately $172,987, within the period prescribed by Department of Labor regulations. In May 2012, the Plan Sponsor deposited $227 to compensate the Plan for lost investment earnings.

SUPPLEMENTAL SCHEDULES

IRET PROPERTIES 401(k)

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EMPLOYER IDENTIFICATION NUMBER (91-1764859) - PLAN NUMBER (002)
Year Ended December 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: □	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$172,987	$ -	$172,987	$ -	$ -

The Plan Sponsor failed to remit to the Plan's trustee 2011 employee contributions totaling approximately $172,987, within the period prescribed by Department of Labor regulations. In May 2012, the Plan Sponsor deposited $227 to compensate the Plan for lost investment earnings.

IRET PROPERTIES 401(k)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER (91-1764859) - PLAN NUMBER (002)
December 31, 2012
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current Value

*	Investors Real Estate Trust	Common Shares of Beneficial Interest		$2,740,493

	Columbia Balanced Fund Class Z	Mutual Fund		386,633
	Columbia Dividend Opportunity Fund Z	Mutual Fund		487,960
	Delaware Limited Term Diversified Income Fund Institutional Class	Mutual Fund		208,167
	Federated Institutional High Yield Bond Fund Institutional Shares	Mutual Fund		231,718
	Hartford Inflation Plus Fund Class R5	Mutual Fund		4,556
	Hartford International Opportunities Fund R5	Mutual Fund		3,855
	ING Mid Cap Opportunities Fund Class W	Mutual Fund		396,642
	ING Real Estate Fund Class W	Mutual Fund		5,348
	JP Morgan Large Cap Growth Fund R6	Mutual Fund		623,964
	John Hancock III Disciplined Value Mid Cap Fund I	Mutual Fund		261,627
	MFS International New Discovery Fund R4	Mutual Fund		2,939
	Oppenheimer Developing Markets Fund Y	Mutual Fund		7,553
	PIMCO Commodity Real Return Strategy Fund P	Mutual Fund		9,129
	Royce Pennsylvania Mutual Fund Investment Class	Mutual Fund		348,055
	PIMCO Total Return Fund Institutional	Mutual Fund		314,128
	T. Rowe Price Retirement 2010 Fund	Mutual Fund		3,513
	T. Rowe Price Retirement 2020 Fund	Mutual Fund		55,029
	T. Rowe Price Retirement 2030 Fund	Mutual Fund		26,542
	T. Rowe Price Retirement 2040 Fund	Mutual Fund		24,244
	T. Rowe Price Retirement Income Fund	Mutual Fund		1,498
	T. Rowe Price Retirement 2050 Fund	Mutual Fund		28,294
	Vanguard 500 Index Fund Signal Class	Mutual Fund		1,261,249
	Vanguard Wellesley Income Fund Admiral Shares	Mutual Fund		72,399

	Invesco Short Term Investments	Money Market Fund		286,384

				$7,791,919

*  Party-in-interest
 **Participant directed

 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
IRET PROPERTIES 401(k)

Date: June 28, 2013	Investors Real Estate Trust
/s/ Timothy Mihalick
Timothy Mihalick President and Chief Executive Officer